

May 11, 2011

<u>Via Facsimile</u>
Leong Hin Chua
President and CEO
Amaru, Inc.
62 Cecil Street, #06-00, TPI Building
Singapore 049710

>   **Re: Amaru, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed May 9, 2011**
>   **File No. 000-32695**

Dear Mr. Chua:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your disclosure that the company's board of directors and stockholders holding 51.2% of your voting power have approved the proposal to increase the authorized comment stock and preferred stock. It appears that you do not have any shareholders who own greater than 5% of your common stock. Please identify the stockholders from whom you received consents. Describe the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l). To the extent that you believe this involved a solicitation, please refile the document under PRE14A.

Reasons for the Increase to Authorized Common Stock and Preferred Stock, page 4

2.   You state that you have "no present plans for significant future issuances." Please clarify whether you have any plans, proposals or arrangements to issue any of the additional shares.

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3453 if you have questions. If you require further assistance, please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: <u>Via Email</u>
        Iwona J. Alami